UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

______________________

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

______________________

CEDAR REALTY TRUST, INC.
(Name of Subject Company (Issuer))

______________________

CEDAR REALTY TRUST, INC.
(Name of Filing Person (Offeror))

______________________

Series C Cumulative Redeemable Preferred Stock
Series B Cumulative Redeemable Preferred Stock
(Titles of Classes of Securities)

150602407
(CUSIP Number of Series B Cumulative Redeemable Preferred Stock)

150602506
(CUSIP Number of Series C Cumulative Redeemable Preferred Stock)

______________________

M. Andrew Franklin
2529 Virginia Beach Blvd.
Virginia Beach, Virginia 23452
(757) 627-9088
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

______________________

With a copy to:

David E. Brown, Jr.
Bhanu Mathur
Alston & Bird LLP
950 F Street NW
Washington, DC 20004

______________________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

AMENDMENT NO. 1 TO SCHEDULE TO

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and supplemented, the “Schedule TO”) originally filed by Cedar Realty Trust, Inc., a Maryland corporation (the “Company”), on February 21, 2025 in relation to the Company’s offers to purchase up to an aggregate amount paid of $9,500,000 of (i) up to 584,615 shares of the Company’s 6.50% Series C Cumulative Redeemable Preferred Stock (the “Series C Shares”) for a purchase price of $16.25 per share, in cash (the “Series C Offer”), and (ii) up to 535,211 shares of the Company’s 7.25% Series B Cumulative Redeemable Preferred Stock (the “Series B Shares”) for a purchase price of $17.75 per share, in cash (the “Series B Offer”), each less any applicable withholding taxes and without interest. The Series C Offer and Series B Offer are together referred to as the “Offers,” and each, an “Offer.” The Offers are each being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 21, 2025 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively. This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

Except as amended hereby to the extent specifically provided herein, the information contained in the Schedule TO, Offer to Purchase, the related Letter of Transmittal, and Notice of Guaranteed Delivery, and all other exhibits to the Schedule TO, remains unchanged and is hereby expressly incorporated into this Amendment No. 1 by reference.

Items 1 through 11 of the Schedule TO are amended and restated as described below.

Cover Page of the Offer to Purchase

The third sentence onward of the second paragraph on the cover page is deleted and replaced with the following:

Accordingly, holders of Series B Shares who tender their Series B Shares in the Series B Offer may not have any of such shares accepted for purchase if the aggregate purchase price for Series C Shares that are validly tendered equals or exceeds the Maximum Aggregate Purchase Amount. All Series C Shares properly tendered will be accepted for purchase before any Series B Shares properly tendered will be accepted for purchase. If the number of Series C Shares properly tendered and not properly withdrawn exceeds the Series C Share Cap, we will prorate the number of Series C Shares accepted for payment and will not purchase any Series B Shares. If, after purchasing Series C Shares, the number of Series B Shares properly tendered and not properly withdrawn exceeds the lesser of the Series B Share Cap or a number of Series B Shares having an aggregate price equal to the remainder of the Maximum Aggregate Purchase Amount available to purchase Series B Shares, we will prorate the number of Series B Shares accepted for payment. For additional information with respect to acceptance priority and proration, see Section 1 under “The Offers.”

Summary Term Sheet in the Offer to Purchase

The following sentence is added to the end of the first paragraph under the heading “How many Shares will be Purchased in the Offers?”:

We may not accept for purchase any Series B Shares tendered in the Offers if the aggregate purchase price for Series C Shares that are validly tendered equals or exceeds the Maximum Aggregate Purchase Amount.

The following bullet point is added to the end of the list under the subheading “Are there any conditions to the Offers?”:

•        with respect to the Series B Offer, that the aggregate purchase price for the Series C Shares that are validly tendered and not properly withdrawn as of the Expiration Date in the Series C Offer is less than the Maximum Aggregate Purchase Amount.

Introduction to the Offer to Purchase

The third sentence onward of the second full paragraph under this heading is deleted and replaced with the following:

Accordingly, holders of Series B Shares who tender their Series B Shares in the Series B Offer may not have any of such shares accepted for purchase if the aggregate purchase price for Series C Shares that are validly tendered equals or exceeds the Maximum Aggregate Purchase Amount. All Series C Shares properly tendered will be accepted for purchase before any Series B Shares properly tendered will be accepted for purchase. If the number of Series C Shares properly tendered and not properly withdrawn exceeds the Series C Share

Cap, we will prorate the number of Series C Shares accepted for payment and will not purchase any Series B Shares. If, after purchasing Series C Shares, the number of Series B Shares properly tendered and not properly withdrawn exceeds the lesser of the Series B Share Cap or a number of Series B Shares having an aggregate price equal to the remainder of the Maximum Aggregate Purchase Amount available to purchase Series B Shares, we will prorate the number of Series B Shares accepted for payment. For additional information with respect to acceptance priority and proration, see Section 1 under “The Offers.”

Section 1 of The Offers in the Offer to Purchase

The following sentence is added to the end of the first paragraph under this section:

We may not purchase any Series B Shares validly tendered and not withdrawn if the aggregate purchase price for Series C Shares that are validly tendered equals or exceeds the Maximum Aggregate Purchase Amount.

Section 7 of The Offers in the Offer to Purchase

The first bullet point is deleted it its entirety and replaced with the following:

•        there has been any action threatened in writing, pending or taken, including any settlement, or any approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened in writing, invoked, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offers or us or any of our subsidiaries, including any settlement, by any court, government or governmental, regulatory or administrative authority, agency or tribunal, domestic, foreign or supranational, that, in our reasonable judgment, seeks to or could directly or indirectly:

The last bullet point and sub-bullet point are deleted in their entirety and replaced with the following:

•        we learn that:

•        any change or changes have occurred or are reasonably anticipated to occur in our or our subsidiaries’ or affiliates’ business, condition (financial or otherwise), properties, assets, income, operations or prospects that, in our reasonable judgment, has or could have a material adverse effect on us or any of our subsidiaries or affiliates or the benefits of the Offers to us; or

•        with respect to the Series B Offer, we will not be required to accept for payment, purchase or pay for any Series B Shares tendered if the aggregate purchase price for the Series C Shares that are validly tendered and not properly withdrawn as of the Expiration Date in the Series C Offer is equal to or exceeds the Maximum Aggregate Purchase Amount.

Section 10 of The Offers in the Offer to Purchase

The following item is added to the list of documents incorporated by reference:

•        the Company’s Annual Report on Form 10-K for the year ended December 31, 2024 filed on March 4, 2025;

ITEM 12. EXHIBITS

(a)(1)(i)	Offer to Purchase, dated February 21, 2025.*
(a)(1)(ii)	Form of Letter of Transmittal (including IRS Form W-9).*
(a)(1)(iii)	Notice of Guaranteed Delivery.*
(a)(5)(i)	Current Report on Form 8-K of Cedar Realty Trust, Inc., filed on February 21, 2025 (incorporated by reference to such filing).
107	Filing Fee Exhibit.*

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*        Previously Filed

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

CEDAR REALTY TRUST, INC.
By:	/s/ M. Andrew Franklin
Name: M. Andrew Franklin
Title: President and Chief Executive Officer

Dated: March 5, 2025

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